NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

MANAGEMENT DISCUSSION AND ANALYSIS

For the year ended December 31, 2005

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Management Discussion & Analysis

For the year ended December 31, 2005

1.1

Date

This Management Discussion and Analysis (“MD&A”) of Northern Canadian Minerals Inc. (the “Company”) has been prepared by management as of April 11, 2006 and should be read in conjunction with the audited financial statements and related notes thereto of the Company, as at and for the years ended December 31, 2004 and 2003, which were prepared in accordance with Canadian generally accepted accounting principles.

This MD&A may contain forward-looking statements in respect of various matters including upcoming events. The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

1.2

Over-all Performance

The Company is incorporated under the laws of British Columbia and is in the business of acquiring and exploring mineral resource properties.

During 2004, the Company changed its name from American Nevada Gold Corp. to Northern Canadian Minerals Inc. and consolidated its share capital on the basis of five (5) old shares for one (1) new share.

Subsequent to the year ended December 31, 2005, the Company’s shares are now listed on the Frankfurt Stock Exchange and have commenced trading under the trading symbol N4I (WKN-A0F46N).

As at the date hereof, the Company has mining interests in 3 properties, the Uranium Properties located in Northern Saskatchewan and Nevada and the Pamlico & Gold Bar properties located in the state of Nevada as follows:

1.

Uranium Properties:

On June 15, 2005, the Company entered into an agreement with Bullion Fund Inc. ("Bullion"), an Alberta corporation, acting as agent for certain legal and beneficial owners, pursuant to which it has acquired an undivided 90% working interest in and to eight mineral claims (the Snowshoe, Harrison Peninsula and Pow Bay claims) covering 19,172 hectares located in and around the Athabasca basin in Saskatchewan, twenty-six 20 acre claims (the "Carol R Mine Claims") and twenty 20 acre claims (the "Holiday Mine Claims") all located in Mineral County, Nevada, and eighty 20 acre claims (the "Green Monster Mine Claims") located in Clark County, Nevada (the Carol R Mine Claims, Holiday Mine Claims and Green Monster Mine Claims collectively referred to as the "Nevada Properties").  Under the terms of the purchase agreement, Bullion will retain an undivided 10% working interest in and to the claims which will be "carried" in all respects through the completion of a feasibility study (as that term is defined in National Instrument

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Management Discussion & Analysis

For the year ended December 31, 2005

43-101) and a public announcement by the owners that they intend to place the claims into commercial production.

As consideration for the claims, the Company will deliver the following to Bullion:

(a)

$100,000 cash payable in the following installments:

(i)

$40,000 following execution of the purchase agreement (paid);

(ii)

$10,000 within five days of the closing date (paid);

(iii)

$25,000 on or before the date that is three months after the closing date (paid); and

(iv)

$25,000 on or before the date that is six months after the closing date (paid – subsequent to year end).

The Company paid $75,000 during the year as per terms mentioned above.

(b)

$200,000 to be paid by the issuance of 500,000 common shares (the "Consideration Shares") in the capital of the Company within five days of the closing date (issued).

The purchase agreement contains an adjustment provision to the purchase price in the event that the weighted average trading price of the Company's common shares as traded over the TSX Venture Exchange (the "Exchange') over the two week period immediately preceding the six month anniversary (the "Six Month Anniversary") of the date the Exchange accepts the transaction (the "Deemed Price") is less than $0.40 per share, such that based on the Deemed Price, if the deemed value of the Consideration Shares is less than $200,000, the Company will pay Bullion in cash within five days of the Six Month Anniversary a sum equal to the difference between the deemed value of the Consideration Shares and $200,000.

The Company paid a finder's fee of $30,000 or 10% of the purchase consideration to an arm’s length party through the issuance of 150,000 common shares at a deemed price of $0.20 per share.

During the year, the Company received Exchange acceptance with regard to this purchase agreement.

Saskatchewan Properties

The Snowshoe, Harrison Peninsula and Pow Bay mineral claims are located on Wollaston Lake in northern Saskatchewan at the eastern extremity of the Athabasca Basin which is the source of 32% of current world production of uranium.  The Company has staked two additional claims in the area of mutual interest which will be included in the property package (the Saskatchewan properties collectively referred to as the "Athabasca Properties").

The Athabasca Properties cover 22,162 hectares adjoining property held by Cameco Corp. which covers five economic deposits of uranium, four of which are past producers ( Rabbit Lake mine and Collins Bay A,

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Management Discussion & Analysis

For the year ended December 31, 2005

B and D) and one that is in current production (Eagle Point mine). These deposits are related to the unconformity at the base of the Athabasca Group formations where it is disrupted by thrust faulting.

The main fault structure, the Collins Bay Fault, controlling the known deposits on Cameco ground projects on to the Athabasca Properties. The Company believes it is this feature that makes the Company's ground highly prospective for economic deposits of uranium.

The Collins Bay Fault is the main controlling structure for four economically significant uranium deposits, the Collins Bay A, B and D deposits, and Eagle Point mine.

The Collins Bay A deposit occurs on the Athabasca unconformity. It has been mined out by open pit methods and has produced 169 million pounds of uranium ("U3O8") (current gross value about $ 5 billion) from ore grading 5.68%U3O8.

The Eagle Point mine lies entirely within basement rocks beneath a now-eroded Athabasca unconformity. Uranium ore with simple mineralogy occurs within numerous vein structures in the hanging wall of the main fault. They occur to at least 460 metres below the Athabasca unconformity. Ore with an average grade of about 1.53% U3O8 is being mined by underground methods. Production to date plus current reserve/resources is in the order of 64 million pounds of U3O8.

The southeast end of the Snowshoe block is 7 km northeast of the producing Eagle Point uranium mine; the Harrison Peninsula claim is 5 km east of the Eagle Point mine and the Pow Bay claim is 5 km ENE of the formerly producing Rabbit Lake mine.

The Pow Bay claim lies partially on the easterly projection of the Rabbit Lake Fault which is one of the controlling structures at the now mined out Rabbit Lake mine. The Rabbit Lake mine produced 41 million pounds of U3 O8 from ore grading 0.27 %U3 O8; the ore was hosted by basement rocks between 0 and 200 metres below the Athabasca unconformity.

Nevada Properties

The Nevada Properties are comprised of three uranium project areas in south western Nevada. All three areas have highly anomalous uranium concentrations in grab samples.

Holiday Mine Claims, Mineral County

An albitatite dike intrudes into a quartz monzonite stock. The contact between these two rock types is faulted and hosts the radioactive mineralization.  Selected grab samples contain up to 0.22% U3 O8 and 0.85% ThO2 .

Green Monster Mine Claims, Clark County

This is a primarily lead-zinc mine with highly anomalous uranium content. A 5 ton bulk sample contain 1.09 % U3 O8 was collected in 1951. Individual samples contain as much as 10.5 % U3 O8 .

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Management Discussion & Analysis

For the year ended December 31, 2005

Carol R Mine Claims, Mineral County

Selected uranium samples contain as much as 0.94% U3 O8.  The uranium mineralization is located along the metasedimentary/felsic intrusive contact.

2.

Pamlico & Gold Bar Properties:

On July 11, 2002, the Company entered into a letter of intent with American Bonanza Gold Mining Corp. (“ABG”), as amended by a letter from ABG to the Company dated July 25, 2002 (collectively, the “Letter of Intent”). The Letter of Intent required the parties to enter into a formal option agreement which allows the Company to earn a 50% interest in ABG’s Pamlico and Gold Bar properties (the “Properties”).

Pursuant to the Letter of Intent, on September 27, 2002, the Company entered into an Option Agreement with Bonanza Explorations Inc. (“Bonanza”), a wholly owned subsidiary of ABG, whereby the Company has been granted the sole and exclusive option (the “Option”) to earn a 50% interest in the Properties subject to the following terms:

The Company paid Bonanza $107,500, in accordance with the terms above.

(i)

The Company will earn up to a 50% interest in the Properties over a period of three years as follows:

1)

The Company will have earned and be entitled to a 5% interest in the Properties upon the expenditure of not less than $500,000 (paid) and the issuance of 300,000 (issued) pre-consolidation shares to Bonanza in the first year of the Option Agreement.

2)

In the second year, the Company will have earned and be entitled to an additional 20% interest in the Properties upon the expenditure of not less than $1,100,000 and the issuance of pre-consolidation 250,000 shares to Bonanza.

3)

The Company will earn the remaining 25% interest in the Properties in the third year of the Option Agreement upon the expenditure of not less than $2,000,000 and the issuance of 250,000 pre-consolidation shares to Bonanza.

During the year ended December 31, 2003, the Company made an election to participate in the Properties on a 5% interest basis. Bonanza will retain a 95% interest in the Properties. A joint venture (the “Joint Venture”) is deemed to have been formed and all exploration expenditures relating to the Joint Venture will now be borne by both the Company and Bonanza on a pro rata basis. Bonanza will act as the operator of the Joint Venture.

Should the Company not continue to fund its pro rata share of costs incurred on the Properties on a go-forward basis, the Company’s interest shall automatically be converted into a 3% Net Profits Interest Royalty.

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Management Discussion & Analysis

For the year ended December 31, 2005

Pamlico

The Pamlico property is located in Mineral County, 15 kilometres from Hawthorne, Nevada. Pamlico was subject to a cash payment of US$25,000 due in 2001 which was deferred and paid in June 2002. In 2002, a cash payment of US$150,000 was made. In November 2003, a cash payment of US$150,000 was made. In November 2004, a payment of US$100,000 was made and the final remaining cash payment of US$425,000 was deferred until November 2005. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.

During the period, management decided to discontinue its funding of its interest in the property. Accordingly, the Company wrote-off all acquisition and exploration costs incurred on the property of $100,000 (2004 – $nil).

Gold Bar

The Gold Bar properties are located in Eureka County, 50 kilometres northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

During the period, management decided to discontinue its funding of its interest in the property. Accordingly, the Company wrote-off all acquisition and exploration costs incurred on the property of $300,950 (2004 – $nil).

1.3

Selected Annual Information

Years ended
	2005	2004	2003

Total Revenues	$ 1,714	$ 586	$ 1,706
Income (Loss)	$ (730,719)	$ (227,265)	$ (497,382)
Income (Loss) per share	$ (0.09)	$ (0.01)	$ (0.12)
Total assets	$ 2,017,112	$ 596,840	$ 435,520
Total long term liabilities	$ Nil	$ Nil	$ Nil
Cash dividends declared per share for each class of share	$ Nil	$ Nil	$ Nil

The Company is in the process of exploring its option to earn an interest in unproven mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. Management knows of no trends that would materially affect the business of the Company.

1.4

Results of Operations

During the year, the Company incurred a loss of $730,719 or $0.09 per share as compared to a loss of $227,265 or $0.01 per share during the year ended December 31, 2004, an increase in loss of $503,454.

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Management Discussion & Analysis

For the year ended December 31, 2005

The increase in loss was primarily attributable to various costs incurred in connection with the acquisition of resource properties and the write-off of acquisition and exploration costs incurred on the Pamlico & Gold Bar Properties of $400,950.

During the year, the Company incurred exploration expenses of $369,138 (2004 – $nil).

1.5

Summary of Quarterly Results

The following is a summary of certain financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Total Revenues	Income (Loss)	Income (Loss) per share
December 31, 2005	$ 738	$ (167,752)	$ (0.02)
September 30, 2005	368	(441,653)	(0.05)
June 30, 2005	289	(69,704)	(0.01)
March 31, 2005	319	(51,610)	(0.01)
December 31, 2004	405	(93,997)	(0.01)
September 30, 2004	150	(64,533)	(0.00)
June 30, 2004	1	(32,534)	(0.00)
March 31, 2004	30	(36,201)	(0.00)

Over the past eight fiscal quarters there have been no significant trends.

1.6/1.7

Liquidity and Capital Resources

The Company reported working capital of $1,516,866 at December 31, 2005 compared to working capital of $194,868 at December 31, 2004, representing an increase in working capital by $1,321,998.

As at December 31, 2005, the Company had net cash on hand of $1,613,609 compared to $200,301 at December 31, 2004, an increase in cash by $1,413,308. This increase in cash resulted from net inflows of cash of $254,333 from various exercise of warrants and of $1,508,761 from private placement proceeds (net) offset by net outflows of cash utilized for operations of $191,782, acquisition of interest in resource properties of $151,888 and purchase of equipment and leasehold improvements of $6,116.

Current assets excluding cash at December 31, 2005 consist of other receivable of $16,010 and prepaid expenses of $10,000.

Current liabilities as at December 31, 2005 consist of accounts payable and accrued liabilities of $122,753.

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Management Discussion & Analysis

For the year ended December 31, 2005

During the year ended December 31, 2005, the Company completed the following non-brokered private placements:

i)

500,000 units at a price of $0.15 per unit for total gross proceeds of $75,000. Each unit consists of one common share and one share purchase warrant of the Company. Each share purchase warrant entitles the holder to purchase an additional common share at a price of $0.20 per share until July 27, 2006 and at a price of $0.30 per share until July 27, 2007.

ii)

3,247,150 flow-through units and 1,365,000 non-flow-through units priced at $0.33 per unit for total gross proceeds of $1,522,030. Each unit is comprised of one common share and one-half share purchase warrant of the Company. Each whole warrant entitles the holder, on exercise, to purchase one additional common share of the Company at a price of $0.50 per share at any time until December 30, 2006. The Company accrued an aggregate of $88,269 as finders’ fees on a portion of the private placement, which were paid subsequent to December 31, 2005.

Financing for the Company operations was primarily through equity financings. The other sources of funds potentially available to the Company are through the exercise of 634,000 outstanding stock options at exercise prices of $0.15 and $0.32 per share which expire between November 19, 2007 and October 5, 2010 and the exercise of 4,034,409 outstanding share purchase warrants at exercise prices of $0.20, $0.30 and $0.50 per share which expire between August 27, 2006 and July 27, 2007. There can be no assurance, whatsoever, that any of these outstanding exercisable securities will be exercised.

The Company has and may continue to have capital requirements in excess of its currently available resources.  In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing.  Although the Company has been successful in raising the above funds, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.  The Company has not had a history of operations or earnings and the overall success of the Company will be affected by its current or future business activities. The Company is now in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of the expenditures incurred to earn an interest in these mineral properties are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the mineral properties.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Management Discussion & Analysis

For the year ended December 31, 2005

1.9

Transactions with Related Parties

1.

During the year ended December 31, 2005, the Company paid or accrued $60,000 (2004 – $60,000) for management fees and $12,000 (2004 – $12,000) for administrative fees to a company owned by directors of the Company.

2.

During the year ended December 31, 2005, the Company paid or accrued $nil (2004 – $17,723) for rent to a company having a director in common.

3.

During the year ended December 31, 2005, the Company paid or accrued $2,000 (2004 – $nil) for consulting fees to a company owned by a director of the Company.

1.10

 Year Under Review and Subsequent Events

The following events occurred subsequent to December 31, 2005:

(a)

The Company entered into an agreement with Coast Mountain Geological Ltd. (“Coast Mountain”) for contracting services whereby Coast Mountain will undertake a Work Program on claims located in Saskatchewan held by the Company. The Company paid Coast Mountain $100,000 as a service fee, pursuant to the terms of the agreement.

(b)

The Company granted 500,000 stock options to an employee of the Company. The stock options are exercisable at $0.36 per common share which expire 2 year from the date of grant. The granting of these stock options is subject to shareholder approval.

(c)

The Company staked an additional 8 mineral claims located in northern Saskatchewan.

(d)

The Company submitted a proposal with Miller-Berdahl Partnership (“Miller-Berdahl”) to enter into an 3 year option period agreement to acquire a 100% interest, net of a 2.5% net smelter royalty, in certain claims, held by Miller-Berdahl, located in Wyoming, USA. Under the terms of the option agreement, the Company will deliver payments to Miller-Berdahl totaling $750,000 cash (of which $25,000 has been paid) and 500,000 common shares, over a period of 3 years. The agreement is subject to approval by the TSX Venture Exchange (“TSX-V”).

(e)

The Company entered into an investor’s relations agreement with Stirling Investor Relations Inc. (“Stirling”), whereby the Company will pay Stirling $3,500 per month for a period of 3 months. Pursuant to the investor relations agreement, the Company granted Stirling 60,000 stock options exercisable at $0.45 per common share which expire 1 year from the date of grant. The investor’s relation agreement is subject to approval by the TSX-V and the granting of these stock options is subject to approval by the shareholders and the TSX-V.

(f)

The Company entered into an investor’s relations agreement with Small Cap Invest Ltd. (“Small Cap”), whereby the Company will pay Small Cap 5,000 euros per month for a period of 1 year (terminable after the first month). Pursuant to the investor relations agreement, the Company granted Small Cap 300,000 stock options exercisable at $0.50 per common share which expire 2

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Management Discussion & Analysis

For the year ended December 31, 2005

years from the date of grant. The investor’s relation agreement is subject to approval by the TSX-V and the granting of these stock options is subject to approval by the shareholders and the TSX-V.

(g)

The Company announced a non-brokered private placement of up to 7,000,000 units at a price of $0.50 per unit for gross proceeds of up to $3,500,000. Each unit will consist of one common share and one-half share purchase warrant of the Company. Each whole share purchase warrant entitles the holder to purchase an additional common share at a price of $0.65 per share for a period of 1 year. A finders’ fee of 7% will be paid on a portion of this private-placement. The private placement is subject to approval by the TSX-V.

(h)

The Company announced a non-brokered private placement of up to 2,800,000 units at a price of $0.52 per unit for gross proceeds of up to $1,456,000.  Each unit will consist of one common share and one-half share purchase warrant of the Company.  Each whole share purchase warrant will entitle the holder, on exercise, to purchase one additional common share of the Company at a price of $0.68 per share at any time until the close of business on the day which is one year from the date of issue of the warrant. The private placement is subject to approval by the TSX-V.

(j)

The Company entered into an investor relations agreement with Small Cap Invest Ltd. (“SCI”).  SCI is a European public relations firm for small and medium-sized public companies with Alexander Friedrich as President and Chief Executive Officer.  SCI will provide investor relations advisory services to the Company, including, but not limited to, translating the Company’s corporate information, establishing a profile of the Company with French and German-speaking financial and institutional investors.

In consideration for its services, the Company will pay a fee of 5,000 euros per month plus expenses.  SCI will receive 300,000 stock options exercisable at $0.50 per share for a two-year period.  This agreement becomes effective April 10, 2006, for an initial three-month term and is subject to a 15-day termination clause by either party.

(i)

The Company received $24,000 in proceeds from the exercise of 160,000 stock options.

(j)

The Company received $12,500 in proceeds from the exercise of 41,667 warrants.

1.11

Proposed Transactions

No disclosure necessary.

1.12

Critical Accounting Estimates

Not applicable.

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Management Discussion & Analysis

For the year ended December 31, 2005

1.13

Changes in Accounting Policies including Initial Adoption

1.

Stock based compensation:

The Company has a stock-based compensation plan, which is described in note 5(e).  Effective January 1, 2002, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 – Stock-based Compensation and Other Stock-based Payments – to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004.  Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.  In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002, as displayed on the statement of operations and deficit.

2.

Asset retirement obligations:

The Company follows the accounting guidelines of the CICA Handbook Section 3110, relating to the recognition and disclosure of liabilities for long lived asset retirement obligations and associated asset retirement costs. A liability for future site reclamation costs, or other obligation, would be recorded at its fair value when determinable and a corresponding increase to the asset carrying value would be amortized over the useful life of the asset. Management has reviewed the anticipated obligations and retirement costs of long lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated.

1.14

Financial Instruments and Other Instruments

1.

Fair value of financial instruments

The carrying amounts of cash, accounts receivables, prepaid expenses and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these instruments.

Net smelter royalties are derivative instruments, the fair value of which are undeterminable until proven resource reserves have been established.

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Management Discussion & Analysis

For the year ended December 31, 2005

2.

Risk management

(a)

Environmental risk

The Company is engaged in mineral exploration and development and is accordingly exposed to environmental risks associated with mineral exploration activity. The Company is currently in the initial exploration stages on its property interests and has not determined whether significant site reclamation costs will be required. The Company would only record liabilities for site reclamation when reasonably determinable and when such costs can be reliably quantified.

(b)

Interest rate and credit risk

The Company is not exposed to significant interest rate or credit risk.

1.15

Other Requirements

Summary of Outstanding Share Data:

1.

Authorized and issued common shares

(a)

Authorized

100,000,000 common shares are authorized, with no par value.

(b)

Issued and outstanding

	Number of Shares	Amount
Common shares as at December 31, 2002 and 2003	23,812,916	$ 3,124,218
Consolidation on a 5:1 basis	(19,050,333)	-
Private placement	2,500,000	375,000
Share issuance costs	-	(17,550)
Balance, December 31, 2004	7,262,583	3,481,668
Acquisition of interest in mineral properties	650,000	230,000
Exercise of warrants	1,271,666	254,333
Private placement	5,112,150	1,597,030
Share issuance costs	-	(88,269)
Balance, December 31, 2005	14,296,399	5,474,762
Exercise of options	160,000	24,000
Exercise of warrants	41,667	12,500
Balance, April 11, 2006	14,498,066	$ 5,511,262

NORTHERN CANADIAN MINERALS INC.

(An Exploration Stage Company)

Management Discussion & Analysis

For the year ended December 31, 2005

(c)

Warrants

Share purchase warrants outstanding at April 11, 2006 are as follows:

Number of Shares	Exercise Price	Expiry Date
1,186,667	Year 2 $0.30	August 27, 2006
500,000	Year 1 $0.20	July 27, 2006
	Year 2 $0.30	July 27, 2007
2,306,075	Year 1 $0.50	December 30, 2006
3,992,742

(d)

Options

Stock options outstanding at April 11, 2006 are as follows:

Exercise Price	Number outstanding at April 11, 2006	Expiry Date	Number exercisable at April 11, 2006
$0.15	164,000	November 19, 2007	164,000
$0.15	310,000	July 13, 2009	310,000
$0.32	318,000	October 5, 2010	172,572
$0.36	500,000	February 14, 2009	-
$0.51	60,000	April 4, 2008	-
$0.50	300,000	April 6, 2008	-
	1,652,000		646,572

Additional disclosures pertaining to the Company’s technical report, management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors, thank you for your continued support.

“Peeyush K. Varshney”

Peeyush K. Varshney

CFO

April 11, 2006